

July 29, 2021

Michal Wisniewski
Chief Executive Officer
Transuite.org Inc.
Al. Jerozolimskie 85 lok. 21
02-001 Warsaw, Poland

> **Re: Transuite.org Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 15, 2021**
> **File No. 333-255178**

Dear Mr. Wisniewski:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

Amendment No. 2 to Form S-1

General

1. We note your response to comment 2. Please revise your entire prospectus to make clear the current state of your business. In this regard, please describe your new customer agreements and file the agreements as exhibits to the registration statement.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: BizFilings